Robert J. Barish	One Verizon Way, 4th Floor
Senior Vice President and Controller	Basking Ridge, NJ 07920
Tel: (908) 559-1629
Fax: (908) 766-5725
robert.barish@verizon.com

July 22, 2011

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011 File No. 001-08606

Dear Mr. Spirgel:

We have received your comment letter dated June 28, 2011, and the following represents our response to your comments. For your ease of reference, we have included your comments below and have provided our responses after each comment.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 30

2008 PSU Awards Earned in 2010, page 44

1.	We note that Mr. Seidenberg received a $13.8 million discretionary award in addition to payment of 100% of the number of PSU’s awarded for the 2008-2010 performance cycle. We also note that he received a similar discretionary award in 2007 and 2009. However, these discretionary payments were not disclosed in your summary compensation table. Although performance measures were considered as part of the Board’s review in 2010, we particularly note that neither of the two objective measures (revenue and earnings growth) were met. Please advise why these discretionary payments should not be considered bonuses and disclosed in the summary compensation table. In your response, please consider Compliance and Disclosure Interpretation 119.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We respectfully advise the Staff that Mr. Seidenberg’s awards in question were “equity incentive plan” awards within the meaning of Item 402 of Regulation S-K (“Item 402”). Item 402(a)(6)(iii) defines an “equity incentive plan” as “an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, as modified or supplemented (“FAS 123R”).” As we describe more fully in our response to comment 3 below, we account for the awards in question under Accounting Standards Codification 718, Compensation – Stock Compensation (“ASC 718”), which has replaced FAS 123R.

In accordance with Instruction 3 to Item 402(c)(2)(v) and (vi), the value of the 2008-2010 PSU award at the grant date (based upon the probable outcome of the specified performance conditions to which such award was subject) has been included in Mr. Seidenberg’s compensation for the corresponding year of grant under the “Stock Awards” column of the Summary Compensation Table included in the 2011 Definitive Proxy Statement. Also in accordance with that Instruction, the value of such award, determined at the grant date assuming that the highest level of performance conditions will be satisfied, was included in a footnote to the Summary Compensation Table included in the 2011 Definitive Proxy Statement. The grant-date values of the awards in the prior years referenced by the Staff were disclosed in the Summary Compensation Table and related footnotes in the applicable Definitive Proxy Statements in accordance with Item 402 as it was in effect at such times.

We believe that the compensation related to Mr. Seidenberg’s PSU awards has been properly reported under Item 402 because (i) the awards in question were equity incentive plan awards within the meaning of Item 402, (ii) as disclosed in the applicable Definitive Proxy Statements, the awards were based on specified performance conditions, as defined in ASC 718-10-20, related to the achievement of strategic initiatives of the Company, (iii) the ultimate number of PSUs that vested was determined within the framework of the original terms of the awards by both the Human Resources Committee of the Board of Directors (the “Committee”) and the independent members of the Board, and (iv) the related grant-date value of the awards was determined and presented in accordance with Instruction 3 to Item 402(c)(2)(v) and (vi) (and, in the case of the 2005-2007 PSU award, in accordance with Item 402 as it was in effect at such time).

We note that the Staff’s Compliance and Disclosure Interpretation 119.02 applies in the context of a discretionary cash bonus and/or non-equity incentive plan. As described above, the awards in question to Mr. Seidenberg were not discretionary cash bonuses or non-equity incentive plan awards, but equity incentive plan awards within the meaning of Item 402 that have, in our view, been presented in accordance with the applicable Item 402 instructions.

Potential Payments Upon Change in Control, page 55

2.	You state that “[i]f a named executive officer’s employment terminates as a result of an involuntary termination without cause, or his or her death, disability or retirement, all then-unvested RSUs will vest and all then-unvested PSUs will vest at target level performance.” The chart on the bottom of page 55 suggests that this statement was made outside the context of a change of control. Our review of the “Verizon Communications Inc. Long-Term Incentive Plan Performance Stock Unit Agreement 2010-12 Award Cycle” (Exhibit 10a to the March 31, 2010 Form 10-Q) indicates, however, that, while the PSUs awarded in 2010 would vest upon the above described triggering events, the eventual payout would depend on actual company performance during the 2010-2012 term, not “target level performance.” Please advise.

As you note (and as we described in footnote 3 to the discussion of Mr. Killian’s Retirement on page 56 of the 2011 Definitive Proxy Statement), the terms of the 2010 PSUs provide that, in the event of the award recipient’s retirement after June 30, 2010, involuntary termination without “Cause” on or before December 31, 2012, or termination due to death or “Disability” on or before December 31, 2012, the then-unvested PSUs subject to the award will continue to be eligible to vest based on actual performance during the applicable performance period (2010-2012 in the case of the 2010 PSUs). We estimated, as of December 31, 2010, that if one of these events occurred with respect to the holder of 2010 PSUs, the likely payout of the 2010 PSUs would be the number of PSUs subject to the holder’s award (i.e., the targeted level). Accordingly, in the introduction to the table at the bottom of page 55 in the 2011 Definitive Proxy Statement, we noted that the award calculations were made “using the total number of units (including accrued dividend equivalents) on December 31, 2010 . . .” In future filings, we will further clarify that the vesting of the 2010 PSUs in these circumstances remains subject to actual performance over the applicable performance period and that the amounts reflected in the corresponding table are presented at an assumed performance level equal to the number of PSUs subject to the holder’s award (or a greater or lesser amount if, as of the last day of the applicable fiscal year, we reasonably expect that the actual payment of the awards will be materially greater or lesser than the number of PSUs subject to the award).

Annual Report to Shareowners for the fiscal year ended December 31, 2010 Incorporated by Reference Into Part IV

Notes to Consolidated Financial Statements, page 46

Note 11: Stock-Based Compensation, page 60

Long-Term Incentive Plan - Performance Stock Units (PSUs), page 60

3.	Please refer to the Company’s “Long-Term Incentive Plan Performance Stock Unit Agreement” and the related “Form of Addendum” (collectively, “the agreements”) for the 2008-2010 award cycle, which you included as exhibits to your Form 10-Q for the quarter ended March 31, 2008. An award granted in accordance with the terms of these agreements appears to consist of two components, as follows:

a.	First Component – the Human Resources Committee of the Board of Directors (the “Committee”) grants a fixed number of PSUs on the grant date of the award, with the amount payable based on the total shareholder return (“TSR”) of Verizon’s common stock during the specified three-year award cycle relative to the total shareholder return of the Related Dow Peers during the same three-year period.

b.	Second Component – the Committee has the sole discretion to determine whether the participant is entitled to an additional payout and the size of any such payout based on the achievement during the award cycle of certain “strategic initiatives,” as described in paragraph 3 of the “Form of Addendum,” and whose payout is subject to a ceiling amount, as described in paragraph 4 of the “Form of Addendum.”

Please describe in reasonable detail your accounting treatment for each of these two components, and identify the accounting standard(s) you are applying. Your response should include (but not be limited to) the following matters:

a.	For each component, describe how you considered ASC 718-10-15-3(a) in determining whether it is within the scope of ASC 718.

b.	If the Second Component is within the scope of ASC 718, describe how you applied 718-10-25-5 in determining its grant date.

c.	If your accounting treatment differs for each of these two components, explain why. If your accounting treatment is the same for each of these two components, explain why.

d.	Describe any alternative accounting treatment you considered for each component and the rationale for not applying it.

e.	Explain your methodology for determining the fair value of the award liability attributable to each component at the end of each reporting period.

f.	If the Second Component was accounted for under ASC 718, explain how you determined whether or not the “strategic initiatives” related to that Component constituted “performance conditions” under ASC 718-10-20.

g.	In connection with (f) above, explain if/how you applied ASC 718-10-25-20 for the Second Component.

h.	For any given three-year award cycle, provide details if you executed the Long-Term Incentive Plan Performance Stock Unit Agreement and the related Addendum on different dates.

Verizon entered into a Long-Term Incentive Award Performance Stock Unit Agreement for the 2008-2010 award cycle (“2008-2010 Agreement”) with approximately 3,236 employees. The only employee to receive the Addendum to that Agreement was the Chairman and CEO. Verizon accounts for the performance stock unit award granted under the 2008-2010 Agreements, including the Addendum (“2008-2010 PSU Award”), pursuant to ASC 718.

ASC 718-10-15-3(a) states that the guidance in ASC 718 applies to all share-based payment transactions in which an entity acquires employee services by incurring liabilities to an employee that meet the condition that the amounts are based, at least in part, on the price of the entity’s shares or other equity instruments. We determined that the 2008-2010 PSU Award, including both “components” referenced by the Staff, is within the scope of ASC 718 as (i) it becomes payable based, in part, on how the total shareholder return (“TSR”) of Verizon’s common stock ranks relative to the TSR of the Related Dow Peers during the specified three-year award cycle, and (ii) the ultimate cash settlements are determined based on (and limited by) amounts that are directly linked to the closing stock price of Verizon’s common stock on the last day of the three-year award cycle. Accordingly, we believe the 2008-2010 PSU Award, including both “components” referenced by the Staff, meet the condition that the amounts are based, in part, on the price of the Company’s shares and, therefore, are within the defined scope of ASC 718. Therefore, in our accounting treatment of the 2008-2010 PSU Award, we do not distinguish between what the Staff has identified as the “First Component” and the “Second Component.”

We do not believe there are any alternative accounting treatments that would be appropriate for determining the expense for the 2008-2010 PSU Award.

Vesting of the 2008-2010 PSU Award, including the portion of the Chairman and CEO’s award that is subject to the Addendum, is subject to service and market conditions, including (i) the employee must continue to render services for the Company for the three-year award cycle or become entitled to accelerated vesting, and (ii) Verizon’s relative TSR for the three-year award cycle must rank at least 25th out of the 34 Related Dow Peers. If these conditions are not satisfied, the 2008-2010 PSU Award, including the portion of the Chairman and CEO’s award that is subject to the additional performance conditions set forth in the Addendum, is forfeited. It is our view that the strategic initiatives set forth in the Addendum constitute “performance conditions” as defined in ASC 718-10-20 because they (i) affect the amount of the ultimate award, (ii) relate to an employee rendering service for a specified period of time, and (iii) are based on the individual’s ability to achieve specified performance targets that are defined solely by reference to our own operations or activities. With respect to Mr. Seidenberg’s award, the Committee and independent members of the Board make a determination as to the achievement of the performance conditions at the end of the three year service period and exercise discretion to adjust the number of units awarded based on the assessed achievement.

The 2008-2010 PSU Award was accounted for by expensing the fair value of the aggregate award over the appropriate vesting period. ASC 718-10-25-20 was applied for the performance conditions of the Chairman and CEO’s PSU award, and compensation cost related to the performance conditions was accrued when it was determined to be probable that one or more of the performance conditions would be achieved and a discretionary adjustment to the PSU award would be made.

In accordance with ASC 718-10-25-5, we determined the grant date of the 2008-2010 PSU Award to be the date that the Committee and the independent members of the Board approved the award in the first quarter of 2008. As required by that paragraph, the award was a unilateral grant, and the key terms and conditions, including those contained in the Addendum that was specific to the Chairman and CEO, were communicated to the individual recipients within a relatively short time period from the date of approval in accordance with Verizon’s customary human resources practices. In order to receive the grant, employees were required to accept the 2008-2010 Agreement and, in the case of the Chairman and CEO, the Addendum by a specified date.

In determining the fair value of the award liability at the end of each reporting period, we utilize the fair value measurement and valuation guidance contained in ASC 718-10-55. The fair value is measured at the end of each reporting period utilizing the pertinent inputs and assumptions, including the current share price of Verizon’s common stock and Verizon’s TSR position relative to the Related Dow Peers.

4.	Referring to the Company’s “Long-Term Incentive Plan Performance Stock Unit Agreement” for the 2008-2010 award cycle, please explain the purpose of the following provisions and their impact on your accounting treatment for the PSUs:

a.	Paragraph 5(b)(2)(ii) states, in part, “The Committee retains the discretion to determine the Verizon Vested Percentage and the Verizon Relative TSR Position for any period…”

b.	Paragraph 5(b)(2)(iii) states, in part, “The Committee retains the discretion to determine and to change the Measurement Periods which shall be used to calculate TSRs for the Award Cycle, both before and during the Award Cycle.”

The purpose of the provisions you refer to in Paragraph 5(b)(2)(ii) and in Paragraph 5(b)(2)(iii) of the 2008-2010 Agreement is to provide the Committee with authority to administer the 2008-2010 PSU Award. The Verizon Relative TSR Position and the corresponding Verizon Vested Percentage are elements of the payout formula that must be determined in order to calculate whether, and the extent to which, a payment has become due with respect to the PSU award; the provision in Paragraph 5(b)(2)(ii) is intended to provide clarity that the Committee has the authority to make such determination and the Participant is bound by the Committee’s determination. The administrative discretion you identify in Paragraph 5(b)(2)(iii) is intended to provide the Committee with flexibility in the event that the Committee determines that a modification to the Measurement Period is advisable under the circumstances. For example, should an unexpected catastrophic event occur during a Measurement Period that disrupts or suspends normal market activity, the Committee would have the ability to extend the Measurement Period. We note that the Committee has never exercised its discretion to change the Verizon Vested Percentage, the Verizon Relative TSR Position or Measurement Period.

5.	Please explain the meaning and purpose of the last sentence in Paragraph 3 of the Company’s “Form of Addendum” for the 2008-2010 award cycle and the impact on your accounting treatment for the PSUs.

The last sentence in Paragraph 3 of the Addendum to the 2008-2010 Agreement establishes a minimum threshold such that no payment can be made pursuant to the Addendum unless the Committee has determined that Verizon’s relative TSR for the three-year award cycle ranks at least 25th out of the 34 Related Dow Peers. This provision is considered in the accounting for the PSU awards under ASC 718 as described in response to comment 3 above.

6.	Please explain how awards relative to the Second Component are reflected on the Summary Compensation Table appearing on page 44 of the Schedule 14A – Definitive Proxy Statement and the rationale for that presentation. In connection with this, specifically describe how you considered your response to comments 3(b) and 4 above in preparing the Summary Compensation Table.

As discussed in our response to comment 3 above, the “Second Component” referenced by the Staff is applicable to one executive officer, Mr. Seidenberg, our Chairman and CEO. In accordance with Instruction 3 to Item 402(c)(2)(v) and (vi) and ASC 718-10-25-20, when determining the grant date fair value of Mr. Seidenberg’s PSU awards as reflected in the Summary Compensation Table, no additional amounts were ascribed to the discretionary opportunity included in the Addendum. We made this determination as it was not probable at the grant date (first quarter of grant year) that the outcome of the performance conditions would result in a discretionary adjustment to Mr. Seidenberg’s PSU award by the Committee. The performance conditions are qualitative and quantitative in nature, are not assigned individual weights, have a three year measurement period, and are subject to the discretion of the Committee to determine whether the performance conditions have been achieved and an adjustment to the PSU award should be approved. Moreover, there was a limited history of payout under this type of award on the grant dates. Also, as noted in our response to comment 1 above, in accordance with Instruction 3 to Item 402, the value of each PSU award, determined at the grant date assuming that the highest level of performance conditions will be satisfied, was included in a footnote to the Summary Compensation Table included in the 2011 Definitive Proxy Statement.

Note 17 Commitments and Contingencies, page 74

7.	You disclose that you are exposed to potential losses for certain legal proceedings, several state and federal regulatory proceedings and remediation costs at a former Sylvania facility in New York. For each of these loss contingencies, please disclose the amount or range of reasonably possible loss, as that term is defined in ASC 450. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure.

We advise the Staff that our proposed disclosure is as follows:

In the ordinary course of business Verizon is involved in various legal and regulatory proceedings at the state and federal level. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company establishes an accrual for it. In none of the currently pending matters, including the Hicksville matter described below, is the amount of accrual material. An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time, due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. We continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed. We do not expect that the ultimate resolution of any pending regulatory or legal matter in future periods, including the Hicksville matter, will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to a reserve previously established for the remediation may be made. Adjustments to the reserve may also be made based upon actual conditions discovered during the remediation at this or any other site requiring remediation.

In connection with the execution of agreements for the sales of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as indemnity from certain financial losses. From time to time, counterparties may make claims under these provisions, and Verizon will seek to defend against those claims and resolve them in the ordinary course of business.

8.	If you conclude that you cannot estimate a range of reasonably possible losses for any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition in your response please provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

Please see the response to item 7 above with respect to our proposed disclosure. Supplementally, we advise the Staff that legal and regulatory proceedings that may present reasonably possible losses are closely monitored over the course of each fiscal quarter by the Verizon Finance and Legal Departments. Designated attorneys within the Legal Department report to designated representatives from Finance on the status of these matters both prior to the end of each quarter and again shortly before the final earnings release and 10-Q/10-K filings. The purpose of these meetings is to advise Finance of the procedural status of these matters as well as the assessments, if any, of the responsible attorneys (including outside counsel) as to the reasonable possibility or probability of a loss and the amount or range of any such loss, if estimable. An important element of the discussions includes the prospect for resolving a given matter short of judicial or regulatory decision and the potential cost of doing so. In addition, when appropriate, representatives from Finance consult with other individuals within the business to gain knowledge of other factors that may bear on whether a loss is probable and estimable (such as historic experience in similar matters) and thus whether an accrual or disclosure of a range of reasonably possible loss may be appropriate.

*        *        *         *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish

Robert J. Barish

Senior Vice President & Controller

cc: Francis J. Shammo